Daniel K. Donahue

949.732.6557

949.732.6501 (Fax)

DonahueD@gtlaw.com

April 7, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Azitra, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 24, 2025
SEC File No. 001-41705

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Azitra Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2024 (“2024 Form 10-K”), as set forth in your letter dated March 31, 2024 addressed to Norman Staskey, Chief Financial Officer of the Company (the “Comment Letter”).

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 75

1.	We are partially reissuing this comment, as your discussion and analysis do not include the disaggregated research and development expense disclosure that you agreed to provide in a prior review. Please revise future filings to disclose whether you track your research and development expenses by program and/or by product candidates. If so, provide a disaggregated disclosure. If not, please disclose that fact along with the reason for not tracking them separately. Additionally, consider providing a disaggregated disclosure by the nature of costs.

Company Response: Due to continued restraints in its financial and operational process, including headcount restraints, the Company is unable to accurately track research and development costs by program or by product candidate. The Company is now able to accurately track research and development expenses by certain expense categories. The Company proposes expanding its research and development disclosure to include the following, commencing with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 (“2025 First Quarter Form 10-Q”):

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Securities and Exchange Commission

April 7, 2025

Historically, we have not reported research and development expenses by program or by product candidate due to certain operational and system restraints. During the three months ended March 31, 2025 and 2024, our research and development expenses by category were as follows:

Three Months Ended March 31,
	2025		2024
Preclinical and clinical research and development activities	$	XX
Chemistry, manufacturing and controls (CMC)	$	XX
Personnel & consultants related costs	$	XX
Total research and development expenses	$	XX

Financial Condition, page 75

2.	We are reissuing this comment as we note that your liquidity discussion and analysis no longer includes the known contractual obligation and contingency disclosures that you added during a prior review, given your going concern and the need for future funding. Please revise future filings to expand your financial condition disclosure to include a liquidity discussion that analyzes material cash requirements from known contractual and other obligations, including significant future lease obligations and any other contingencies. Refer to Item 303(b)(1) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and will include disclosures to address the requirements of Item 303(b)(1) starting with its 2025 First Quarter Form 10-Q.

Critical Accounting Estimates, page 76

3.	We note that you have removed all of your critical accounting policies that were disclosed in your prior Form 10-K for the year ended December 31, 2023 and your prior Form S-1 that was effective on June 15, 2023. Please enhance your disclosures in future filings to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Company Response: The Company acknowledges that it inadvertently excluded the required critical accounting estimates in its 2024 Form 10-K. Upon review of the original disclosures in its Form 10-K for the year ended December 31, 2023, and taking into consideration the Company’s current operating environment, the Company has determined that the original disclosures are still relevant and accurate with the exception of Revenue Recognition and Estimating the Fair Value of Common Stock.

With regard to the Company’s Revenue Recognition disclosure, its fiscal 2024 service revenue was immaterial, and the Company does not expect any service revenue in the near future. Accordingly, the Company would have removed this disclosure from its 2024 Form 10-K.

With regard to Estimating the Fair Value of Common Stock, this disclosure related to valuing the Company’s common stock as a private company for share-based payment considerations. In June 2023, the Company completed its initial public offering and its common stock began trading on the NYSE American. Accordingly, the Company would have removed this disclosure from its 2024 Form 10-K.

The Company will ensure that its future periodic reports include the required disclosures in accordance with Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission

April 7, 2025

Item 8. Financial Statements and Supplementary Data – Notes to Financial Statements 2. Summary of Significant Accounting Policies, page F-9

4.	Please provide segment information in the footnotes of future filings as required by ASU 2023-07 and ASC 280-10-50, or explain why you believe that you are not subject to this accounting standard.

Company Response: The Company acknowledges the Staff’s comment and will include the required disclosures in accordance with ASU 2023-07 starting with its 2025 First Quarter Form 10-Q. The Company did not include the reportable segment disclosures due to the fact that it determined that it had one operating segment and thus one reportable segment whereby its Chief Operating Decision Maker evaluates performance and makes decisions based on a single performance measure (net loss). The Company also determined its significant expense categories are the same as those reported on its balance sheet, thus it did not believe the disclosure was material to the Company’s disclosures.

Commencing with its 2025 First Quarter Form 10-Q, the Company will include in its future periodic reports all disclosures required by ASU 2023-07 and ASC 280-10-50.

17. Subsequent Events. Page F-26

5.	We note your February 20, 2025 Form 8-K discloses your stockholders approved a reverse stock split prior to the February 24, 2025 date of your audit opinion. Please revise future filings to clearly state the status and timing of the board’s approval of your reverse stock split, and indicate whether the financial statements have been adjusted to reflect this effect.

Company Response: The Company and its Board of Directors are still evaluating the potential need of a reverse stock split, including the split ratio within the range that was approved by stockholders on February 20, 2025, based on factors including financing requirements and NYSE American compliance considerations. Until such time as the split occurs, the Company will include the following disclosure in its future periodic reports commencing with its 2025 First Quarter Form 10-Q:

Except as otherwise indicated, all share and share price amounts in this report give effect to a forward split of our common stock effected on May 17, 2023 at a ratio of 7.1-for-1, and the reverse split of our common stock effected on July 1, 2024 at a ratio of 1-for-30. At a special meeting of stockholders on February 20, 2025, our stockholders approved a further reverse split of our common stock at a specific ratio, ranging from one-for-two (1:2) to one-for-seven (1:7), with the exact ratio within such range and the timing of any such reverse split to be determined by our Board.

As of the date of this filing, our Board is still evaluating the need for a further reverse split and, if needed, the exact split ratio based on our financing alternatives and NYSE American compliance considerations. Our financial statements will not reflect the further reverse stock split until such time as it occurs.

* * *

If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (949) 732-6557 or by email at DonahueD@gtlaw.com.

Sincerely,

/s/ Daniel Donahue
Daniel K. Donahue, Esq.

cc:	Norman Staskey, Chief Financial Officer, Azitra Inc